As filed with the Securities and Exchange Commission on January 20, 2026	Registration No. 333-181584

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 __________________________________

POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 _______________

TELEFÓNICA, S.A.

(Exact name of issuer of deposited securities as specified in its charter)

  _______________

N/A

(Translation of issuer’s name into English)

 _______________

The Kingdom of Spain

(Jurisdiction of incorporation or organization of issuer)

 __________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 _______________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 _______________

CT Corporation System

28 Liberty Street

New York, NY 10005

888-724-9870

(Address, including zip code, and telephone number, including area code, of agent for service)

 __________________________________

Copies to:

Michael J. Willisch Ester del Valle Izquierdo Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid Spain +34 91 768 9600	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

 __________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

 __________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing the right to receive one (1) ordinary share of capital stock of Telefónica, S.A. (the “Company”)	N/A	N/A	N/A	N/A

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt – Introductory paragraph and final paragraph.

2.	Title of Receipts and identity of deposited securities		Face of Receipt – Top center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt – Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs (12), (13) and (21).

	(iii)	The collection and distribution of dividends	Face of Receipt – Paragraph (4); Reverse of Receipt – Paragraphs (11) and (12).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (10). Reverse of Receipt – Paragraphs (13) and (15).

	(v)	The sale or exercise of rights	Face of Receipt – Paragraph (4); Reverse of Receipt – Paragraphs (11) and (12).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Paragraphs (11), (12) and (14).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (19) and (20) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt – Paragraph (15).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (5), (6) and (8).

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt – Paragraph (17).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraph (7).

4.	Payments that may be made by the depositary to the Company		Face of Receipt – Paragraph (7).

Item 2.		AVAILABLE INFORMATION	Face of Receipt – Paragraph (10).

The Company has in the past been subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed certain reports with, and submitted certain information to, the Commission, which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company and two wholly owned subsidiaries of the Company have each filed a Form 15F (each, a “Form 15F”) with the Commission to terminate the registration of their securities under the Exchange Act and their reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. Upon filing of these Forms 15F, the Company’s obligation under the Exchange Act to file or submit reports required under Sections 13(a) or 15(d) of the Exchange Act was suspended. Upon effectiveness of the Forms 15F, the Company’s duty to file or submit reports under Sections 13(a) and 15(d) of the Exchange Act will terminate. The Company has informed the Depositary that it publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website (www.telefonica.com) or through an electronic information delivery system generally available to the public in the Company’s primary trading market and that, upon effectiveness of the Forms 15F, it will be able to claim the Rule 12g3-2(b) exemption. The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If any of the Forms 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 4 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No.1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 4 to Deposit Agreement, by and among Telefónica, S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), issued thereunder. ___ Filed herewith as Exhibit (a)(i).

(a)(ii)	Amendment No. 3 to Deposit Agreement, dated as of March 9, 2007, by and among the Company, the Depositary, and all Holders of ADRs issued thereunder. ___ Previously filed as Exhibit (a)(ii) to the Registration Statement on Form F-6, Reg. No. 333-181584, filed on May 22, 2012, and incorporated herein by reference.

(a)(iii)	Amendment No. 2 to Deposit Agreement, dated as of June 23, 2000, by and among the Company, the Depositary, and all Holders of ADRs issued thereunder. ___ Previously filed as Exhibit (a)(iii) to the Registration Statement on Form F-6, Reg. No. 333-181584, filed on May 22, 2012, and incorporated herein by reference.

(a)(iv)	Amendment No. 1 to Deposit Agreement, dated as of December 3, 1999, by and among the Company, the Depositary, and all Holders of ADRs issued thereunder. ___ Previously filed as Exhibit (a)(iv) to the Registration Statement on Form F-6, Reg. No. 333-181584, filed on May 22, 2012, and incorporated herein by reference.

(a)(v)	Deposit Agreement, dated as of November 13, 1996, by and among the Company, the Depositary and all Holders of ADRs issued thereunder. ___ Previously filed as Exhibit (a)(v) to the Registration Statement on Form F-6, Reg. No. 333-181584, filed on May 22, 2012, and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed as Exhibit (d) to the Registration Statement on Form F-6, Reg. No. 333-181584, filed on May 22, 2012, and incorporated herein by reference.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of November 13, 1996, by and among Telefónica, S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of January 2026.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share of capital stock of Telefónica, S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Telefónica, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Madrid, Spain, on January 20, 2026.

TelefÓnica, S.A.

By:	/s/ Juan Azcue Vich
Name: Juan Azcue Vich
Title: Chief Finance and Corporate Development Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Juan Azcue Vich, Arturo Lorente Palao and Carlos David Maroto Sobrado to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 20, 2026.

Signature	Title

/s/ Marc Thomas Murtra Millar	Chief Executive Officer and Chairman of the Board of Directors
Marc Thomas Murtra Millar

/s/ Juan Azcue Vich	Chief Finance and Corporate Development Officer
Juan Azcue Vich

/s/ Francisco Javier Ariza Garrote	Chief Accounting Officer
Francisco Javier Ariza Garrote

Vice Chairman of the Board of Directors
Isidro Fainé Casas

/s/ José María Abril Pérez	Vice Chairman of the Board of Directors
José María Abril Pérez

/s/ Carlos Ocaña Orbis	Vice Chairman of the Board of Directors
Carlos Ocaña Orbis

/s/ Emilio Gayo Rodríguez	Director
Emilio Gayo Rodríguez

/s/ Peter Löscher	Director
Peter Löscher

/s/ Olayan M. Alwetaid	Director
Olayan M. Alwetaid

/s/ María Luisa García Blanco	Director
María Luisa García Blanco

/s/ Anna Martínez Balañá	Director
Anna Martínez Balañá

/s/ César Mascaraque Alonso	Director
César Mascaraque Alonso

/s/ Mónica Rey Amado	Director
Mónica Rey Amado

/s/ Alejandro Reynal Ample	Director
Alejandro Reynal Ample

/s/ Ana María Sala Andrés	Director
Ana María Sala Andrés

/s/ Claudia Sénder Ramírez	Director
Claudia Sénder Ramírez

/s/ Solange Sobral Targa	Director
Solange Sobral Targa

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in Newark, Delaware, on January 20, 2026.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director Puglisi & Associates

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 4 to Deposit Agreement

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